UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated November 7, 2007, announcing the Company’s acquisition of two offshore supply vessels from Deep Sea Supply Plc. and its entry into two 12 year bareboat charters.

Exhibit 1

SFL – Acquisition of two offshore supply vessels and 12 year charters to Deep Sea Supply Plc.

Press release from Ship Finance International Limited, November 7, 2007

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announced that it has agreed to acquire two additional offshore supply vessels from Deep Sea Supply Plc. (“Deep Sea” or the “Charterer”) based on a total delivered price of $126.0 million.

The sale and leaseback transaction involves two 15,000 BHP anchor handling tug/supply vessels (AHTS), Sea Leopard and Sea Bear, built in Norway in 1998 and 1999, respectively.

Deep Sea is publicly listed on the Oslo Stock Exchange (OSE:DESSC), with a market capitalization of approximately $600 million. The current fleet includes 15 offshore supply vessels, in addition to an orderbook of 16 vessels to be delivered from 2007 to 2009.

Deep Sea will provide a non-interest bearing seller’s credit of $22.0 million, giving a net investment by Ship Finance of $104.0 million. This is planned financed with a senior loan facility of approximately $77.0 million and an equity contribution of approximately $27.0 million. The equity portion will be funded from the Company’s existing cash reserves.

Expected delivery will be in November/December 2007 and the charter rate per day to Ship Finance to service the net investment of $104.0 million is agreed as follows:

Years	Per vessel	Total per day
1-2	$20,750	$41,500
3-5	$18,750	$37,500
6-7	$16,750	$33,500
8-12	$13,750	$27,500

The charter contracts are on bareboat basis and Deep Sea will therefore be responsible for all operating and maintenance costs during the charter period. The seller’s credit from Deep Sea will be fully amortized over the charter period through a non-cash additional charter rate.

The Charterer has been granted fixed price purchase options (net of seller’s credit) for each of the vessels of $42.0 million, $34.8 million, $27.9 million, $18.7 million and $10.85 million after 3, 5, 7, 10 and 12 years, respectively.

Based on the expected financing terms, the aggregate annual repayment of debt for the vessels will be approximately $6.4 million during the first seven years of the charters, giving an average annual net cash contribution after estimated interest expense and debt repayment of approximately $4.1 million, or $0.06 per share.

This is the second transaction the Company has entered into with Deep Sea in 2007. The first transaction, involving 2 AHTS and 3 platform supply vessels (PSVs), was successfully concluded in September/October. As part of the new agreement, the Company has agreed that one of the vessels in the first transaction may potentially be re-purchased by Deep Sea prior to the first agreed purchase option date.

After the completion of the transaction, the Company’s operating fleet will consist of 61 vessels, essentially all on medium to long term charters. In addition, Ship Finance has 12 vessels on order.

November 7, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major shipowning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 73 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 7 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: November 13, 2007	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 02153 0001 828104